Exhibit 1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30-210-94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release
8 May 2003 ____________

TSAKOS ENERGY NAVIGATION REPORTS RECORD PROFITS FOR THE

FIRST QUARTER OF 2003

Announces Expansion of Share Repurchase Program

First Quarter Highlights

➢     TEN reports EPS of $1.06, a 147% increase over the year earlier result

➢     Net income increased 255% to $18.08 million compared with the first quarter of 2002

➢     TEN took delivery of 3 newbuildings, one aframax and two panamaxes

➢     Declared cash dividend distribution of $0.20, for a total of $0.70 per share with respect to 2002 operations

ATHENS GREECE—May 9, 2003—Tsakos Energy Navigation Limited (TEN)/(NYSE-TNP) today reported unaudited results for the first quarter of 2003.

Net revenues (revenues less commissions) for the first quarter of 2003 were $55.70 million, a 103% increase over the $27.39 million produced in the first quarter of 2002, reflecting significant fleet expansion (average number of vessels of 23.6 in 2003 versus 16.2 in 2002) and the strong charter market. Net income for the first quarter of 2003 was $18.08 million, a 255% increase over the $5.09 million achieved in the first quarter of 2002. Basic earnings per share were $1.06 in the first quarter of 2003 based on 17,007,612 weighted average shares outstanding, a 147% improvement over $0.43 in the like period of 2002 based on 11,752,190 shares outstanding.

Interest and finance costs increased to $3.10 million in the first quarter of 2003 as compared with $1.49 million in the first quarter of 2002 reflecting the increase in debt resulting from fleet expansion and higher effective interest costs. Depreciation and amortization of deferred dry docking charges increased to $9.18 million in the first quarter of 2003 as against $6.62 million a year earlier also reflecting fleet expansion. Continued cost containment resulted in operating expenses on a per vessel basis declining slightly in the first quarter of 2003 from the first quarter of 2002. As a result, the highly favorable charter market had a significant impact on TEN’s net income.

FLEET EXPANSION

Excluding a handysize products carrier that has been chartered-in on a short-term basis, the fleet at the end of the first quarter of 2003 had grown to 24 vessels versus 17 ships a year earlier. The seven additional vessels were all newbuildings, delivered in the interim (4 suezmaxes, 1 aframax and 2 panamaxes), bringing to 13 the total of the newbuildings added since the initiation of the fleet renewal program in 1997.

The schedule of future newbuilding deliveries includes: an aframax expected to be delivered in July 2003; two panamaxes expected to be delivered in May and August 2003; and three handy sized products carriers with expected delivery dates of May and November 2004 and May 2005, respectively. TEN’s newbuilding program and the phasing out of single hulled vessels are expected to result in one of the world’s most modern fleet of petroleum tankers.

The following table illustrates TEN’s expected fleet after the completion of its newbuilding program:

TYPE	Double hull	Double/Single-hull	Single-hull	Total
VLCC	1	—	—	1
Suezmax	4	—	—	4
Aframax	7*	—	3	10
Panamax	7	—	1	8
Handysize	3	4	—	7
Total	22	4	4	30

*	includes a vessel chartered-in

The fleet expansion program has made a measurable impact on TEN’s net income. During the first quarter of 2003, TEN’s newbuildings, which comprise approximately one-half of TEN’s fleet, produced net income of approximately $14.7 million, or 81% of total profits. TEN expects this proportion to continue to grow as the employment of newbuildings increases and older vessels are phased out.

The timing of the recent fleet additions has been most fortunate. Three of the four suezmaxes delivered beginning in May of last year are operating in the spot market at attractive rates. The newest aframax and two panamaxes are also enjoying robust revenues in the spot market. Consistent with corporate policy, management will seek to maintain a balance in its employment mix and fix selected vessels on medium to longer-term charters. Currently, TEN has 14 vessels on period employment and 11 vessels operating in the spot market.

ECONOMIC FRAMEWORK

A recovery in the U.S. economy appears to be beginning. Consumer spending has continued to maintain momentum, while corporate capital expenditures are restrained. Government spending is growing. The twin deficits of fiscal and trade balances are affecting currency markets. Europe’s rebound is slower than expected. The euro remains strong. Japan’s economy continues to experience challenges. The exports-reliant economies of the Pacific Rim are experiencing decelerated, although considerable, growth because of softness in their importing counterparties and the temporary affect of SARS. Latin America remains heavily burdened as it undergoes painful adjustments.

The war in Iraq and the resulting impact on OPEC policies will significantly impact future economic activity. Despite reservations regarding the growth of the world economy, we believe the unusually low inventories in primary consuming regions and the robust growth in China and India will translate into increased shipments of petroleum and its products in 2003.

TANKER PROSPECTS IN 2003

Many cross-currents have and we believe will continue to influence industry results in 2003. The supply side suggests a build up in overall tanker carrying capacity reflecting a strong order book and light scrappage. The latter is expected to accelerate as the revenues for older tonnage retreat. The seasonally soft period between now and winter should provide a test to owner resolve. The demand side should provide some relief. Demand for oil is expected to expand. The general expectation is an increase of 1.5% over 2002, which is positive when compared with previous years. Demand for carrying capacity is also expected to expand as a result of modified trade routes. The ton-miles traveled between producers and consumers are expected to increase in 2003.

The tragic events of the sinking of the Erika in 1999 and the Prestige in 2002 will have a profound and yet unknown impact on the tanker industry. The debate among regulators is underway, the policies among charterers are evolving, and the response of owners and operators is in suspense but we expect these factors to favor TEN’s primarily modern fleet.

Despite the uncertainties we believe that the existing capacity of acceptable tonnage will be diminished in early future years. Major charterers will seek and demand modern and young tonnage managed by experienced and quality oriented operators. The impact on the supply / demand equation will become very significant.

TEN’S EXPECTATIONS

TEN’S fleet enjoyed the benefits of the surge in spot market rates including those for the newbuildings delivered during recent months. The average time charter equivalent rate for the first quarter of 2003 was $ 24,695/day as compared with $16,707/day in the year earlier quarter. Favorable comparisons are expected to continue through the seasonally soft second and third quarters of 2003. Barring unforeseen developments the fourth quarter comparisons should be positive. Our costs could be marginally affected due to the weakening US dollar, higher bunker and insurance rates industry wide.

SHARE REPURCHASE

The Company also announced the expansion of its share repurchase program, increasing the authorized funds for share repurchase to $3.5 million. The Board of Directors feels that at the current valuation, shares of the Company are undervalued and represent an attractive investment opportunity. TEN plans to make share purchases on the open market over the next several months, and has not set a deadline for the completion of the repurchase program.

CONFERENCE CALL

On Friday, May 9, 2003 at 8:30 A.M. Eastern Time, TEN will host a conference call to review first quarter results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management team, may contain information beyond what is included in the earnings press release.

To participate in the call from United States and Canada, please dial (800) 238-9007 approximately five minutes prior to the start time. To participate in the call outside the United States, please dial (719) 457-2622 five minutes prior to the start time. The Conference ID is 447565. Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing (888) 203-1112 inside the United States and Canada and (719) 457-0820 outside the United States and entering the Conference ID 447565.

ABOUT TSAKOS ENERGY NAVIGATION

TEN currently operates a fleet of 25 tankers (including one chartered-in aframax and one chartered-in product carrier) comprising 2,470,000 DWT with an average age of 6.4 years, which TEN believes is much younger than the world’s tanker tonnage, which has an average age of 12.4 years. Additionally, following delivery of the previously announced Maya, Marathon and Inca, TEN is scheduled to take delivery of a further six newbuildings. With these six newbuildings (one aframax, two panamaxes and three handysize product tankers) the average pro-forma age of the fleet will be 7.4 years in March 2005. The resulting fleet of 30 vessels (including only one chartered-in vessel, an aframax) with 2,792,715 DWT will include 19 newbuildings (1997-2004) with 2,093,000 DWT. In addition, since October 2002 TEN has entered into a strategic joint venture with Lauritzen Kosan A/S of Denmark, initially jointly owning four modern LPG carriers. Consistent with the Company’s strategy, to offer its customers a young and growing fleet, TEN will seek additional attractive opportunities to contract for new vessels and to dispose of older vessels.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 3010 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr.

GCI Group for Tsakos Energy Navigation Ltd.

212-537-8016

trozycki@gcigroup.com